Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

PORTAGE BIOTECH INC.

c/o Portage Development Services Inc.

61 Wilton Road, Westport, Connecticut 06880

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (Meeting) of PORTAGE BIOTECH INC. (Company) will be held on November 10, 2022 at 10:30 A.M. United States Eastern Standard Time.

You may attend the meeting in person at 61 Wilton Road, Westport, Connecticut 06880 or attend the meeting virtually by logging on to the virtual meeting website at: https://virtual-meetings.tsxtrust.com/1409. The meeting password is: portage2022 (case sensitive).

You, as a shareholder of the Company, will be asked to consider and vote on the matters set out below:

1. The election of the following listed persons to be re-elected as directors for a term of one year or until the next annual meeting or their earlier retirement or resignation: Dr. Ian Walters, Dr. Gregory Bailey, Mr. Steven Mintz, Mr. James Mellon, Ms. Linda Kozick, Mr. Mark Simon, and Dr. Robert Glassman; and

2 The approval of the amended and restated 2021 Equity Incentive Plan, as amended and updated in January 2022, in the form attached at an exhibit the proxy statement used by the Company to solicit proxies.

If you are in any doubt as to what action you should take in respect of the Annual General Meeting of Shareholders of the Company, you are recommended to seek your own financial advice from your stockbroker, lawyer or other independent adviser.

By order of the Board DR. IAN WALTERS FH Chambers P.O. Box 4649 Road Town, Tortola, British Virgin Islands

Dated: October 7, 2022

PORTAGE BIOTECH INC.

c/o Portage Development Services Inc.

61 Wilton Road, Westport, Connecticut 06880

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PROXY STATEMENT

2022 Annual General Meeting of Shareholders

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This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (“Board”) of Portage Biotech Inc. (the “Company,” “Portage,” “we,” “us” or “our”) for use at the Company’s 2022 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on November 10, 2022, at 10:30 AM, United States Easter Standard Time, at 61 Wilton Road, Westport, Connecticut 06880, and at any postponements or adjournments thereof. This proxy statement and the accompanying proxy card are first being sent to shareholders on or about October 7, 2022.

You may attend the meeting in person at 61 Wilton Road, Westport, Connecticut 06880 or attend the meeting virtually by logging on to the virtual meeting website at: https://virtual-meetings.tsxtrust.com/1409. The meeting password is: portage2022 (case sensitive). Please refer to the attached guide for virtual attendance.

This proxy statement and the Company’s Annual Report on Form 20-F for the year ended March 31, 2022 are available on the following website of the United States Securities and Exchange Commission at https://www.sec.gov/edgar/searchedgar/companysearch. You can also view the meeting materials at https://docs.tsxtrust.com/2175. The Annual Report on Form 20-F is not a part of this proxy statement, and is not to be considered incorporated by reference.

If you have questions about how to vote your ordinary shares, you may call our transfer agent, TSX Trust at 1-866-600-5869.

We encourage you to vote your shares by granting a proxy (i.e., authorizing someone to vote your shares). If you properly sign and date the accompanying proxy card, or otherwise provide voting instructions, and the Company receives it in time for the Annual General Meeting, the persons named as proxies will vote the shares registered directly in your name in the manner that you specified. If you give no instructions on the enclosed proxy card, the shares covered by the proxy card will be voted “FOR” the election of the nominees as directors listed on the enclosed proxy card and “FOR” the approval of the 2021 Equity Incentive Plan.

In addition to returning your proxy card, you may vote in person, by attending the meeting. You may also vote your shares by internet To do so, follow the instructions at the following web address www.voteproxyonline.com and follow the instructions using the unique 12 digit number you have been provided on your proxy card.

Purpose of Meeting

At the Annual General Meeting, you will be asked to vote on the following proposals:

1. To vote on the election of the seven director nominees named herein directors for a term of one year or until the next annual general meeting or their earlier retirement or resignation; and

2. To approve the 2021 Equity Incentive Plan of the Company, as amended in January 2022.

Record Date and Voting Securities

You may vote your shares at the Annual General Meeting only if you were a shareholder of record at the close of business on September 26, 2022 (the “Record Date”). On the Record Date, there were 16,943,672 ordinary shares issued outstanding. The holders of ordinary shares are entitled to one vote per share.

Quorum Required

A quorum must be present at the Annual General Meeting for any business to be conducted. The presence at the meeting, by proxy or in person, of two or more shareholders, regardless of the number of shares held by those shareholders, will represent a quorum for the meeting.

If a quorum is not present at the Annual General Meeting, the meeting will be adjourned to the same day in the next week, at the same time and place. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder or shareholders present and entitled to vote shall form a quorum at the adjourned meeting.

Special Voting Instructions for Voting When Attending the Virtual Meeting

These voting instructions are only for those persons attending the Annual General Meeting virtually that hold their shares in record name with our transfer agent, TSX Trust Company, or those persons who hold their shares beneficially through another person or entity, such as a broker, who have obtained the necessary proxies from the actual record holder or holders or followed the instructions below to obtain the necessary control number so that they are entitled to vote their shares at the meeting. If you are a beneficial owner and do not have the necessary proxies from the record holders and any intermediaries or the control number as described below, you cannot vote your beneficially held shares at the meeting.

The Annual General Meeting will be hosted virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1409. The meeting password is: portage2022 (case sensitive).

Registered shareholders entitled to vote at the Annual General Meeting may attend virtually over the internet and vote thereat by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/1409 on your browser at least 15 minutes before the Meeting starts.

2.	Click on “I have a control number/ meeting access number”.

3.	Enter your 12-digit control number (on your proxy form) as your Username.

4.	Enter the password: portage2022 (case sensitive).

5.	When the polls are opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial shareholders entitled to vote at the Annual General Meeting may vote virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.

2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found here https://tsxtrust.com/resource/en/75.

4.	Type in https://virtual-meetings.tsxtrust.com/1409 on your browser at least 15 minutes before the Meeting starts.

5.	Click on “I have a control number/ meeting access number”.

6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com

7.	Enter the password: portage2022 (case sensitive).

8.	When the polls are opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered shareholder and you want to appoint someone else (other than the management nominees indicated on the proxy) to vote online at the Annual General Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust Company in advance of the Annual General Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found here https://tsxtrust.com/resource/en/75.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com.

Submitting Voting Instructions for Shares Held Through a Broker or Other Nominee

If you hold your shares through a broker or other nominee (i.e., in street name), you may follow the voting instructions you receive from your broker or other nominee who will submit your vote on your behalf. If you do not submit voting instructions to your broker, your broker will not be permitted to vote your shares. These are sometimes referred to as “broker non-votes.”

If you hold shares through a broker or other nominee and you want to vote in person at the Annual General Meeting, you must obtain a legal proxy from the record holder and other intermediaries of your shares and present it at the meeting or attend the meeting virtually and follow the instructions above under “Special Voting Instructions for Voting When Attending the Virtual Meeting.”

Authorizing a Proxy for Shares Held in Your Name

If you are a record holder of ordinary shares, you may authorize a proxy to vote on your behalf, as described on the enclosed proxy card and above under “Special Voting Instructions for Voting When Attending the Virtual Meeting.” Authorizing your proxy will not limit your right to vote in person or virtually at the meeting. A properly completed and submitted proxy will be voted in accordance with your instructions, unless you subsequently revoke your instructions. If you authorize a management person to be your proxy without indicating your voting instructions, the proxy holder will vote your shares according to the Board’s recommendations. If you authorize someone other than management to be your proxy, that person will vote as you instruct them or in their discretion.

Mail and Internet Voting; Proxy and Voting Deadline

You may return the proxy card by mail, or you may vote your shares electronically via the Internet by using the Internet address indicated on the proxy card. If you vote over the Internet, you will be asked to enter a unique code that has been assigned to you, which is printed on the proxy card. This code is designed to confirm your identity, provide access into the voting sites and confirm that your instructions are properly recorded.

Your vote by mail or Internet must be received by no later than November 8, 2022, at 6:00 PM, United States Eastern Standard Time. If a paper proxy is submitted after that time, it will be up to the chairman of the meeting to determine if the proxy will be accepted and vote will be counted. The Internet method of voting will be closed at the above time. You are advised that the general intention is not to accept mail in proxies or other forms of voting after the proxy cut-off date, unless you are attending the meeting in person or virtually.

Revoking Your Proxy

Shareholders of record who execute proxies may revoke them at any time before they are voted by filing with the Company a written notice of revocation, by delivering a duly executed proxy bearing a later date before the proxy cut-off date, or electronically via the Internet before these means are shut off, or by attending the Annual General Meeting and voting in person or virtually. Only the latest dated proxy you timely submit will be counted.

If you hold ordinary shares through a broker or other nominee, you must follow the instructions you receive from your broker or other nominee in order to revoke your voting instructions. Attending the Annual General Meeting does not revoke your proxy unless you also vote in person, as authorized by the record holder, at the Annual General Meeting or having registered yourself as a proxy as described above.

Information Regarding This Solicitation

The Company will bear the expense of the solicitation of proxies for the Annual General Meeting, including the cost of preparing, printing and mailing this Proxy Statement, the accompanying Notice of Annual General Meeting of Shareholders, and the proxy card. We have requested that brokers and other nominees holding shares in their names, or in the name of their nominees, which are beneficially owned by others, forward the proxy materials to, and obtain proxies from, such beneficial owners. We will reimburse such persons for their reasonable expenses in so doing.

Solicitation of proxies will be primarily by mail. Officers, directors, and employees of the Company also will solicit proxies personally on behalf of the Company.

Vote Required

The holders of ordinary shares are entitled to vote on all matters presented to the shareholders at the meeting. Directors will be elected by plurality and the 2021 Equity Incentive Plan will be approved by a majority of the votes represented by the shareholders at the meeting in person or by proxy.

If any other matter is presented, the shares represented by such proxy will be voted in accordance with the best judgment of the person or persons exercising authority conferred by the proxy at the Annual General Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

Each of the Company’s directors holds office until the next annual meeting of shareholders and until his successor is duly elected and qualified or until the person’s earlier resignation.

All seven of the Company’s current directors have been nominated for election for a one year term expiring in 2023. None of the nominees is being proposed for election pursuant to any agreement or understanding between them and the Company requiring that they be nominated for election as a director.

A shareholder can vote for or withhold his vote from one or more of the director nominees. In the absence of instructions to the contrary, it is the intention of the Company persons named as proxies in the enclosed proxy card to vote such proxy “FOR” the election of the director nominees named below. If a nominee should decline or be unable to serve as a director, it is intended that the proxy will vote for the election of such person as is nominated by the Board as a replacement. The Board has no reason to believe that the persons named in this Proxy Statement will be unable or unwilling to serve.

Information about the Nominees

The Board has selected the following seven persons as its nominees for election to the Board at the Annual General Meeting. Each of these nominees has indicated that he/she is willing and able to serve as a director.

Ian B. Walters, MD, MBA – Director and CEO

Ian B. Walters, M.D., M.B.A., is the Chief Executive Officer of Portage Biotech Inc. Over his 24-year career, he has demonstrated both leadership and expertise in drug development, including the advancement of multiple cancer compounds from research stages through approval.

Ian specializes in the evaluation, prioritization, and the innovative development of new therapies for the treatment of severe diseases. He has worked at PDL Biopharma, Inc., Millennium Pharmaceuticals, Inc., and Sorrento Therapeutics, Inc., leading corporate development, translational medicine, clinical development and medical affairs.

Ian spent seven years at Bristol-Myers Squibb, where he managed physicians overseeing the international development of more than eight oncology compounds (including Nivolimab (anti-PD-1), Ipilimumab (anti-CTLA-4), brivanib (anti VEGF/FGF), anti-IGF/IR, VEGFR2 biologic, Elotuzimab (antiCS1), as well as biomarker and companion diagnostic work. He was a core member of Bristol- Myers Squibb’s Strategic Transactions Group evaluating and executing licensing agreements, mergers and acquisitions, clinical collaborations, and the company’s immuno-oncology strategy.

Before entering the private sector, Ian was a lead investigator at the Rockefeller University and initiated advanced immunology research to understand the mechanism of action of several compounds. Ian received his MD from the Albert Einstein College of Medicine and an MBA from the Wharton School of The University of Pennsylvania. Ian is also a member of the board of directors of Enzo Biochem, Inc., a NASDAQ listed company, and BoKo Therapeutics. Ian is also the part-time CMO of Intensity Therapeutics, Inc.

Gregory Bailey MD – Chairman of the Board of Directors

Mr. Bailey is the Chair of the Company. Gregory Bailey is a co-founder and managing partner of MediqVentures. Previously he was a managing partner of Palantir Group, Inc., a merchant bank involved in a number of biotech company startups and financings. Palantir was also involved in acquiring intellectual property assets and founding companies around the IP.

Greg was the co-founder of Ascent Healthcare Solutions, VirnetX Inc. (VHC: AMEX), Portage Biotech Inc. (PRTG: NASDAQ) and DuraMedic Inc. He was the initial financier and an independent director of Medivation, Inc. (MDVN: NASDAQ), from 2005 to December 2012. Dr. Bailey served as the Managing Director and co-Head of Life Sciences at MDB Capital Group LLC from May 2004 to December 2006. Greg has served on the board of directors of multiple public companies. Current board positions include Biohaven, Agex, Manx Financial, and Portage.  He is also the CEO of Juvanescence. Mr. Bailey is also a Member of the Compensation Committee.

Greg practiced emergency medicine for 10 years before entering finance. He received his medical degree from the University of Western Ontario.

Steven Mintz – Director

Steven Mintz C.A. graduated from University of Toronto in 1989 and went into public accounting, working at a large accounting firm from 1989 until 1992. He obtained his C.A. designation in June of 1992. In June 1992 he became employed by a boutique bankruptcy and insolvency firm where he was employed until January 1997. He obtained his Trustee in Bankruptcy license in 1995.

Since January 1997, he has been a self-employed financial consultant serving both private individuals and companies, as well as public companies in a variety of industries including mining, oil and gas, real estate and investment strategies. He is currently President of St. Germain Capital Corp., a private consulting and investment firm. He is also a principal and CFO of the Minkids Group, a family investment, and development company. Steven is currently a director of Pool Safe, Inc. (since December 2009), Everton Resources, Inc. (since May 2023) IM Cannabis (since April 2018, formerly Navasota Resources). Mr. Mintz is the Chair of the Audit Committee and a Member of the Compensation Committee.

Mr. James Mellon – Director

Jim Mellon is an author, entrepreneur and investor. He was one of the founders of Portage Biotech and is the co-author of five books, all written with a view toward identifying emerging thematic trends leading to investment opportunities. He is a founder and Executive Director of Agronomics Limited (LSE:ANIC), an investment vehicle for cellular agriculture and cultivated meat. He has a particular interest in longevity research and is currently the co-founder and chairman of anti-aging biopharma company Juvenescence. He is also a non-executive director of Condor Gold plc, the Executive Chairman of the Board of Manx Financial Group plc, Co-founder and Non-Executive Director of Bradda Head Lithium (LSE:BHL.L). He is also Co-founder and Chairman of Endurance RP. Mr. Mellon is a Member of the Audit and Nominating Committees.

Jim studied Philosophy, Politics & Economics at Oxford University.

Ms. Linda Kozick – Director

Linda M. Kozick has more than 25 years of experience in the biopharmaceutical industry, including 15 years of strategic commercial leadership in oncology with a focus in immuno-oncology. Prior to retiring she held leadership positions at Bristol Myers Squibb and was instrumental to Obdivo and Yervoy product management and portfolio strategy. In addition to Portage, she currently serves on the Board of Directors for RAPT Therapeutics, Inc. and Artiva Biotherapeutics. Ms. Kozick is the Chair of the Compensation Committee and a Member of the Nominating Committee.

Linda received her B.S. in Medical Technology and M.S. in Molecular Immunology from SUNY Upstate Medical Center, and her MBA from Chapman University.

Mr. Mark Simon – Director

Mark Simon has over 30 years advising experience for biotech and pharma companies as an investment banker and research analyst. He is the Co-founder and an advisor of Torreya Capital, LLC, a global investment bank serving companies in the life sciences industry. Before co-founding Torreya Capital, LLC, he was a Managing Director and the head of life sciences investment banking at Citigroup, where he covered global biopharmaceutical companies, and also served as a Managing Director and Senior Biotechnology Research Analyst at Robertson Stephens. Mark serves on the boards of Cabaletta Bio and several disease advocacy and philanthropic foundations. Mr. Simon is the Chair of the Nominating Committee and a Member of the Audit Committee.

Mark holds a B.A. in History from Columbia College and an MBA from Harvard Business School.

Robert Glassman, MD, PhD – Director

Dr. Robert Glassman brings more than 25 years of healthcare banking, venture investing and advisory experience, including as vice chair of Credit Suisse, Global Healthcare Banking and Venture Partner of Public Equity at OrbiMed. He previously served as clinical assistant professor at Weill Cornell Medicine and has also held academic positions at the Hospital University of Pennsylvania, Cornell and Rockefeller University. Robert holds an M.D. from Harvard Medical School and is a Board-certified hematologist-oncologist.

Vote Required and Board’s Recommendation

The election of a director requires a plurality of all the votes cast either in person or by proxy at the Annual General Meeting (i.e., the director nominees receiving the greatest number of votes cast for each of the director positions being voted upon). Each ordinary share entitled to vote at the meeting may be voted for as many persons as there are directors to be elected. However, shareholders may not cumulate their votes. If you vote “withhold authority” with respect to a director nominee, your shares will not be voted with respect to the person indicated. Because directors are elected by a plurality of all votes cast, abstentions and broker non-votes will have no effect of the election of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF THE DIRECTOR NOMINEES NAMED IN THIS PROXY STATEMENT.

PROPOSAL 2

APPROVAL OF THE 2021 EQUITY INCENTIVE PLAN

On January 13, 2021, the Board approved the 2021 Equity Incentive Plan, which was amended and restated on January 19, 2022 (the “2021 Plan”), which permits the Board to grant awards of ordinary shares, subject to shareholder approval. The 2021 Plan provides for the grant of awards to our employees, consultants and directors. If the 2021 Plan is not approved, it may be continued as an equity plan by the Board, but it will not be able to provide for tax qualified incentive options or satisfy stock exchange requirements. If no approved by the shareholders, the current intention of the Board is to continue the 2021 Plan and issue awards as appropriate and permitted thereunder.

Summary of the 2021 Equity Incentive Plan

Below is a summary of the key terms of the 2021 Plan, which is qualified in its entirety by reference to the text of the 2021 Plan, a copy of which is attached to this proxy statement as Exhibit A.

Purpose. The purpose of the 2021 Plan is to better secure and retain the services of a select group of persons, to provide incentives for those persons to exert maximum efforts for the success of the Company, and to provide a means by which those persons have an opportunity to benefit from increases in the value of the Company’s ordinary shares through the granting of equity awards.

Types of Awards. The 2021 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), non-qualified stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards and other equity linked awards.

Administration. The 2021 Plan will be administered by the Board or a committee of the Board (the “Committee”), which may in turn delegate administrative authority to one or more of our executive officers, referred to as the administrator in the 2021 Plan. If plan administration is delegated to a Committee, the Committee will have, in connection with plan administration, the powers theretofore possessed by the Board that have been delegated to the Committee, subject to such resolutions, not inconsistent with the provisions of the 2021 Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the plan with the Committee and may, at any time, vest in the Board some or all of the powers previously delegated.

Stock Reserved Under the Stock Plan. The aggregate number of ordinary shares that may be issued pursuant to equity awards granted under the 2021 Plan may not exceed 10% of the issued and outstanding ordinary shares at any time. If an equity award (i) expires or otherwise terminates without having been exercised in full or (ii) is settled in cash (i.e., the holder of the award receives cash rather than stock), such expiration, termination or settlement will not reduce (or otherwise offset) the number of ordinary shares that may be issued pursuant to this Plan.

Eligibility. Incentive stock options may be granted only to employees of the Company, or the Company’s “parent corporation” or “subsidiary corporation” (as such terms are defined in Sections 424(e) and (f) of the Code). Equity awards other than incentive stock options may be granted to employees, directors and consultants and others that provide services to the Company; provided, that non-qualified stock options and SARs may not be granted to employees, directors and consultants who are providing continuous service only to any “parent” of the Company unless the stock underlying such award is treated as “service recipient stock” under Section 409A of the Code because the equity award is granted pursuant to a corporate transaction (such as a spin off transaction) or unless the equity award complies with the distribution requirements of Section 409A of the Code.

Stock Options. Each stock option granted under the 2021 Plan shall be evidenced by a written stock option agreement between the option holder and the Company and shall be subject to the following conditions:

Term. An option may not be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the award agreement. A person holding stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (a “10% Shareholder”) may not be granted an incentive stock option unless the option is not exercisable after the expiration of 5 years from the date of grant.

Exercise Price. The exercise price of an option may not be less than 100% of the fair market value of a share of the Company’s ordinary shares on the date of grant. Notwithstanding the foregoing, an option may be granted with an exercise price lower than 100% of the fair market value of the ordinary share, if the option is granted pursuant to an assumption of or substitution for another option pursuant to a Corporate Transaction (as that term is defined in the 2021 Plan) and in a manner consistent with the provisions of Sections 409A and 424(a) of the Code, or is otherwise compliant with Section 409A of the Code. A 10% Shareholder may not be granted an incentive stock option unless the exercise price of such option is at least 110% of the fair market value of a share of the ordinary shares of the Company on the date of grant.

Form of Consideration. The consideration to be paid for the ordinary shares issued upon exercise of an option shall be (i) cash; (ii) by delivery to the Company of ordinary shares held by the optionee; (iii) by having ordinary shares withheld from the amount of ordinary shares to be received by the optionee (for nonqualified stock options only); (iv) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that results in either the receipt of cash or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds; or (v) according to a deferred payment or similar arrangement with the option holder; or (vi) in any other form of legal consideration acceptable to the Board.

Exercise of the Option. Each stock option agreement will specify the term of the option and the date when the option is to become exercisable. The terms of such vesting are determined at the time of grant by the Board. The 2021 Plan permits the Board to accelerate the vesting of options at any time. An option is exercised by giving written notice of exercise and by tendering full payment of the exercise price.

Termination of Employment. In the event of termination of employment, the option may be exercised as provided in the stock option agreement for a period after the end of employment. In certain circumstances, such as death, disability or normal retirement, the 2021 Plan specifies an exercise after the termination of employment.

Rights as a Shareholder. An optionee has no rights as a shareholder with respect to any ordinary shares issuable upon exercise of an option until such holder becomes a record holder of such shares. Subject to the provisions of the 2021 Plan, no rights shall accrue to an optionee and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the ordinary shares for which the record date is prior to the date such optionee becomes a record holder of the ordinary shares issuable upon exercise of such options.

Assignability. An option is not transferable except by will or by the laws of descent and distribution and is exercisable during the lifetime of the optionee only by the optionee; provided, that the Board may permit the transfer of an option to such extent as permitted by applicable tax and securities laws upon the optionee’s request.

Stock Appreciation Rights. Each stock appreciation right (“SAR”) granted under the 2021 Plan shall be evidenced by a written stock appreciation right agreement between the holder and the Company and shall be subject to the following conditions:

Term. A SAR may not be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the award agreement.

Exercise Price. The exercise price of a SAR may not be less than 100% of the fair market value of an ordinary shares of the Company on the date of grant. Notwithstanding the foregoing, a SAR may be granted with an exercise price lower than 100%) of the fair market value of the ordinary share, if the SAR is granted pursuant to an assumption of or substitution for another stock appreciation right as part of a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and 424(a) of the Code, or is otherwise compliant with Section 409A of the Code. Each SAR will be denominated in ordinary share equivalents.

Exercise and Payment. To exercise A SAR, the holder must provide written notice of exercise in compliance with the provisions of the stock appreciation right agreement. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate fair market value of a number of ordinary shares equal to the number of ordinary share equivalents in which the holder is vested, over (B) the exercise price that will be determined by the Board at the time of grant. The appreciation distribution in respect to a SAR may be paid in ordinary shares, in cash, in any combination of the two or in any other form of consideration, as determined by the Board.

Termination of Employment. In the event of termination of employment, the SAR may be exercised as provided in the stock appreciation right agreement for a period after the end of employment. In certain circumstances, such as death, disability or normal retirement, the 2021 Plan specifies an exercise after the termination of employment.

Assignability. A SAR is not transferable except by will or by the laws of descent and distribution and is exercisable during the lifetime of the holder only by the holder; provided, that the Board may permit the transfer of a SAR to such extent as permitted by applicable tax and securities laws upon the holder’s request.

Restricted Stock Awards. The 2021 Plan provides that the Board may award grants of restricted stock on terms that it may determine, subject to such terms and conditions, consistent with the other provisions of the 2021 Plan, as may be determined by the Board. Each restricted stock award granted under the 2021 Plan shall be evidenced by a written restricted stock award agreement between the holder and the Company and shall be subject to the following conditions:

Consideration. A restricted stock award may be awarded in consideration for (i) cash or cash equivalents, (ii) past or future services actually or to be rendered to the Company, or (iii) any other form of legal consideration that may be acceptable to the Board.

Vesting. Ordinary shares awarded under a restricted stock award agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

Termination of Holder’s Continuous Service. If a holder’s Continuous Service (as that term is defined in the 2021 Plan) terminates, the Company may receive, through a forfeiture condition or a repurchase right, any or all of the ordinary shares held by the holder that have not vested as of the date of termination of Continuous Service under the terms of the restricted stock award agreement.

Transferability. Rights to acquire ordinary shares under a restricted stock award agreement will be transferable by the holder only upon such terms and conditions as set forth in the restricted stock award agreement, so long as the ordinary shares awarded remain subject to the terms of the restricted stock award agreement.

Dividends. A restricted stock award agreement may provide that any dividends paid on the outstanding ordinary shares subject to a restricted stock award will be subject to the same vesting and forfeiture restrictions as apply to the ordinary shares subject to the restricted stock award to which they relate.

Restricted Stock Unit Awards. The 2021 Plan provides that the Board may award grants of restricted stock units on terms that it may determine, subject to such terms and conditions, consistent with the other provisions of the 2021 Plan, as may be determined by the Board. Each restricted stock unit award granted under the 2021 Plan shall be evidenced by a written restricted stock unit award agreement between the holder and the Company and shall be subject to the following conditions:

Consideration. At the time of grant, the Board will determine the consideration to be paid by the holder upon delivery of each ordinary share subject to the restricted stock unit award. The consideration to be paid (if any) by the holder for each ordinary share may be paid in any form of legal consideration that may be acceptable to the Board.

Vesting. At the time of the grant, the Board may impose such restrictions or conditions to the vesting of the restricted stock unit award as it deems appropriate.

Payment. A restricted stock unit award may be settled by the delivery of ordinary shares, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the restricted stock unit award agreement.

Additional Restrictions. The Board may impose such restrictions or conditions that delay the delivery of the ordinary shares (or their cash equivalent) subject to a restricted stock unit award to a time after the vesting of the award.

Dividend Equivalents. Dividend equivalents may be credited in respect of the ordinary shares covered by a restricted stock unit award, as determined by the Board and contained in the restricted stock unit award agreement. At the discretion of the Board, such dividend equivalents may be converted into additional ordinary shares covered by the restricted stock unit award in such manner as determined by the Board. Any additional ordinary shares covered by the restricted stock unit award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying restricted stock unit award agreement to which they relate.

Termination of Holder’s Continuous Service. Except as otherwise provided in the applicable restricted stock unit award agreement, the portion of the restricted stock unit award that has not vested will be forfeited upon the holder’s termination of Continuous Service.

Performance Based Awards. The Board may grant equity awards intended to qualify as qualified performance-based compensation under Section 162(m) of the Code (“Performance-based Awards”). Performance-based Awards will be denominated at the time of grant in ordinary shares (“Stock Performance Awards”). Payment under a Stock Performance Award shall be made at the discretion of the Board, in ordinary shares (“Performance Shares”), or in cash or in a combination thereof. Performance-based Awards shall be subject to the following terms and conditions:

(i) The Board shall determine the period of time for which a Performance-based Award is made (the “Award Period”);

(ii) The Board shall establish objectives (“Performance Goals”) that must be meet by the Company or any subsidiary, division or other unit of the Company (“Business Unit”) during the Award Period as a condition to payment being made under the Performance-Based Award. The Performance Goals for each award shall be one or more targeted levels of performances with respects to one or more objective financial measures with respect to the Company or any Business Unit. The Board will also establish the number Performance Shares or the amount of cash payment to be made under a Performance-based Award if the Performance Goals are met or exceeded. The Board may establish other restrictions to payment under a Performance-based Award, such as a continued employment requirement. Some or all of the Performance Shares may be delivered to the holder at the time the award as restricted shares, subject to forfeiture in whole or in part if Performance Goals or if applicable other restrictions are not satisfied.

(iii) During or after an Award Period, the performance of the Company or the Business Unit shall be measured against the Performance Goals. If the Performance Goals are not met, no payment shall be made under a Performance-based Award. If the Performance Goals are met or exceeded, the Board shall certify that fact in writing and certify the number of Performance Shares earned or the amount of cash payment to be made under the terms of the Performance-based Award.

(iv) No participant may receive in any fiscal year Stock Performance Awards under which the aggregate amount payable under the award exceeds the authorized number of ordinary shares under the plan.

(v) Each participant who receives Performance Shares shall pay to the Company the amount necessary to satisfy any applicable federal, state and local tax withholding requirements. If the Participant fails to pay the required amount, the Company may withhold that amount from other amounts payable to the participant, including salary subject to applicable law. With the consent of the Board, a participant may satisfy this obligation by instructing the Company to withhold from any shares to be received or by delivering to the Company other ordinary shares.

(vi) The payment of a Performance-Based Award in cash shall not reduce the number of ordinary shares reserved for awards under the 2021 Plan. The number of ordinary shares reserved for awards under the 2021 Plan shall be reduced by the number of shares delivered to the participant upon payment of an award, less the number of shares delivered or withheld to satisfy any withholding obligations.

Adjustment upon Changes in Capitalization. If a change in the number or kind of issued shares occurs as a result of a stock split, reverse stock split, reclassification or certain types of mergers, consolidations, combinations, exchanges of shares or similar restructurings of our capital, the Board will proportionately adjust: (i) the class(es) and maximum number of securities subject to the 2021 Plan, (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of incentive stock options, and (iii) the class(es) and number of securities and price per share of stock subject to outstanding equity awards.

Dissolution or Liquidation. Except as otherwise provided in a stock award agreement, in the event of a dissolution or liquidation of the Company, all outstanding equity awards (other than equity awards consisting of vested and outstanding ordinary shares not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the ordinary shares subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company; provided, that the Board may cause some or all equity awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture before the dissolution or liquidation is completed but contingent on its completion.

Change in Control. An equity award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control (as that term is defined in the 2021 Plan) as may be provided in a stock award agreement or in any other written agreement between the Company and the holder, but in the absence of such provision, no such acceleration will occur.

Suspension or Termination of the 2021 Plan. The Board may suspend or terminate the 2021 Plan at any time. Unless sooner terminated by the Board, the 2021 Plan will automatically terminate on the tenth anniversary of the date the 2021 Plan was adopted by the Board. No equity awards may be granted under the 2021 Plan while the 2021 Plan is suspended or after it is terminated.

New Plan Benefits

The amount, if any, of grants to be awarded to officers, directors, employees and consultants under the 2021 Plan in the future will be determined in the discretion of the our Board and is not currently determinable

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. The persons named in the enclosed proxy will vote the proxies they receive FOR the approval of this proposal, unless a particular proxy card withholds authorization to do so or provides contrary instructions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE 2021 PLAN.

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The Board knows of no other business that will be presented at the Annual General Meeting. If any other business is properly brought before the Annual General Meeting, it is intended that proxies granted will be voted in respect thereof in accordance with the judgments of the persons voting the proxies.

It is important that the proxies be returned promptly and that your shares be represented. Shareholders are urged to fill in, sign and promptly return the accompanying proxy, vote the shares by internet or attend the meeting in person or virtually and voting at the meeting.

By Order of the Board of Directors,

/s/ Ian Walters
Ian Walters
Chief Executive Officer

October 7, 2022

EXHIBIT A – 2021 EQUITY INCENTIVE PLAN

PORTAGE BIOTECH INC.

AMENDED AND RESTATED

2021 EQUITY INCENTIVE PLAN

1.                  Purposes of the Plan.

This Plan is an amendment and restatement, effective as of the 2022 Amendment Date, of the Portage Biotech Inc. 2021 Equity Incentive Plan. The purpose of this Plan is to develop the interest of the directors, officers, employees and consultants who provide on-going services to the Company and its subsidiaries in the growth and development of the Company by providing such persons with the opportunity to acquire an equity interest in the Company or to be paid incentive compensation and to better enable the Company and its subsidiaries to attract and retain persons of desired experience and ability.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Dividend Equivalent Rights, Restricted Stock, Restricted Stock Units and Cash-Based Incentive Awards.

2.                  Definitions. As used herein, the following definitions will apply:

(a)                “2022 Amendment Date” means January 19, 2022.

(b)               “Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

(c)                “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(d)               “Applicable Laws” means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan or where Shares are, or will be, granted on exercise of any such Award.

(e)                “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Dividend Equivalent Rights, Restricted Stock, Restricted Stock Units or Cash-Based Incentive Awards.

(f)                 “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(g)               “Board” means the Board of Directors of the Company.

(h)               “Cash-Based Incentive Award” means an Award denominated in cash that is granted under Section 10 of the Plan.

(i)                 “Cause” means:

(j)                 an unauthorized use or disclosure by the Participant of the Company’s confidential information or trade secrets that causes material harm to the Company;

(ii)               a material breach by the Participant of any agreement between the Participant and the Company;

(iii)             a material failure by the Participant to comply with the Company’s written policies or rules;

(iv)             the Participant’s conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State thereof;

(v)               the Participant’s gross negligence or willful misconduct;

(vi)             a continuing failure by the Participant to perform assigned duties after receiving written notification of such failure from the Board; or

(vii)           a failure by the Participant to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested the Participant’s cooperation.

(i)                 “Change in Control” means:

(i)                 the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity;

(ii)               a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding shares immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding shares or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction;

(iii)             the sale of more than fifty percent of the Shares of the Company to an unrelated person, entity or group thereof acting in concert; or

(iv)             any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

(k)               “Code” means the United States Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(l)                 “Committee” means the compensation committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or by the compensation committee of the Board, in accordance with Section 4 hereof.

(m)             “Common Stock” means the common stock of the Company.

(n)               “Company” means Portage Biotech Inc., a corporation established in the territory of the British Virgin Islands, or any successor thereto.

(o)               “Consultant” means any natural person, including an advisor, engaged by the Company to render bona fide services to such entity, provided the services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company’s securities.

(p)               “Director” means a member of the Board.

(q)               “Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(r)                 “Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on dividends that would have been paid on Shares specified in the Dividend Equivalent Right (or other Award to which it relates) if such Shares had been issued to and held by the grantee.

(s)                “Employee” means any person, including officers and Directors, employed by the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(t)                 “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(u)               “Exchange Program” means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have higher or lower exercise prices and different terms), Awards of a different type, and/or cash, (ii) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced or increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

(v)               “Fair Market Value” means the fair market value of a Share as determined by the Administrator in good faith, provided, however, that if the Shares are listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), Nasdaq Global Market, The New York Stock Exchange, Canadian Securities Exchange, or another national securities exchange or traded on any established market, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations. Such determination shall be conclusive and binding on all persons

(w)             “Incentive Stock Option” means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Code Section 422 and the United States Treasury Regulations promulgated thereunder.

(x)               “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(y)               “Option” means a stock option granted pursuant to the Plan.

(z)                “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

(aa)            “Participant” means the holder of an outstanding Award.

(bb)           “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(cc)            “Plan” means this Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan, as in effect from time to time.

(dd)           “Qualifying Director” means a Person who is, with respect to actions intended to obtain an exemption from Section16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(ee)            “Restricted Stock” means Shares issued pursuant to an Award of Restricted Stock under Section 8 of the Plan or the early exercise of an Option.

(ff)              “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(gg)           “Separation from Service” means a “Separation from Service” as such term is defined in the United States Treasury Regulations promulgated under Code Section 409A.

(hh)           “Service Provider” means an Employee, Director or Consultant.

(ii)               “Share” means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(jj)               “Share Limit” means the maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan.

(kk)           “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Stock Appreciation Right.

(ll)               “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

3.                  Share Limit.

(a)                General. Subject to Section 14 of the Plan, the Share Limit shall be equal to [●], all of which may be granted pursuant to Incentive Stock Options. Notwithstanding the foregoing, in each calendar year following 2022, and taking into account the then-current business environment, the Company’s business needs and such additional factors as the Board, in its sole and absolute discretion, determines to be appropriate, the Board may determine to increase (on a cumulative basis) the then-applicable Share Limit by a number of Shares not to exceed five percent (5%) of the aggregate number of Shares then outstanding. However, any increase described in the immediately preceding sentence shall not affect the aggregate number of Shares that may be issued as Incentive Stock Options (which, for avoidance of doubt, shall at all times be equal to [●], subject to adjustment solely in accordance with Section 14 of the Plan and Code Section 424).

(b)               Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, is forfeited, or is repurchased by the Company for an amount equal to the lower of (i) the Exercise Price of each Share being repurchased and (ii) the Fair Market Value of each Share being repurchased at the time the right of repurchase is exercised (such that the repurchase is effectively a forfeiture), the Shares that were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; except that Shares that are forfeited to the Company, including Shares that are effectively forfeited to the Company as the result of a Company repurchase, will become available for future grant under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate number stated in the last sentence of Section 3(a) plus, to the extent allowable under Code Section 422 and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Section 3(b).

(c)                Share Reserve. Shares granted pursuant to Awards may consist of authorized but unissued Shares, treasury Shares or reacquired Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.                  Administration of the Plan.

(a)                Administration of the Plan; Delegation. The Plan shall be administered by the Administrator. To the extent required to comply with the provisions of Rule16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan) it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan. Subject to Applicable Law, the Board or the Committee, in its discretion, may delegate all or part of its administrative duty and authority to a committee consistent of one or more officers of the Company, including the Chief Executive Officer, other than with respect to grants to individuals who are subject to the reporting and other provisions of Section 16 of the Exchange Act or are members of a committee to which such authority is delegated.

(b)               Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i)                 to determine the Fair Market Value;

(ii)               to select the Service Providers to whom Awards may be granted hereunder;

(iii)             to determine the number of Shares to be covered by each Award granted

(iv)             to approve forms of Award Agreements for use under the Plan (which forms may, for the avoidance of doubt, be different for each Service Provider to whom Awards are proposed to be granted hereunder);

(v)               to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the terms and conditions of grant, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi)             to institute and determine the terms and conditions of an Exchange Program pursuant to the Plan;

(vii)           to construe and interpret the terms of the Plan and Awards granted hereunder;

(viii)         to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws;

(ix)             to modify or amend each Award (subject to Section 19(c) of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option (subject to Section 6(d));

(x)               to allow Participants to satisfy withholding tax obligations in a manner prescribed in Section 14;

(xi)             to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator; and

(xii)           to make all other determinations deemed necessary or advisable for administering the Plan.

(c)                Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

(d)               Indemnification. Neither the Board nor the Committee nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board, the Committee (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws, and any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

5.                  Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Dividend Equivalent Rights may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.                  Stock Options.

(a)                Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options in such amounts as the Administrator, in its sole discretion, will determine.

(b)               Option Agreement. Each Award of an Option will be evidenced by an Award Agreement that will specify the terms and conditions of grant, the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Except as provided in Section 14(a), dividends shall not be paid with respect to Shares subject to an Option; provided, however, that the holder of an Option may be credited with Dividend Equivalent Rights with respect to the Shares subject to such Option to the extent set forth in the applicable Award Agreement or as otherwise determined by the Administrator from time to time, and subject to such terms and conditions as the Administrator may determine.

(c)                Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. Notwithstanding such designation, however, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000) (United States currency), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(c), Incentive Stock Options will be taken into account in the order in which they were granted, the Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted, and calculation will be performed in accordance with Code Section 422 and Treasury Regulations promulgated thereunder. In addition, the qualification of Awards as Incentive Stock Options shall be subject to shareholder approval of the Plan in accordance with Section 24 hereof.

(d)               Term of Option. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(e)                Option Exercise Price and Consideration.

(i)                 Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option will be determined by the Administrator, but will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6(e)(i), Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Code Section 424(a).

(ii)               Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii)             Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist of: (1) cash; (2) check; (3) promissory note, to the extent permitted by Applicable Laws; (4) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided further that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) by net exercise; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator will consider if acceptance of such consideration may be reasonably expected to benefit the Company.

(f)                 Exercise of Option.

(i)                 Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (1) notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (2) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii)               Resignation or Termination without Cause. If a Participant ceases to be a Service Provider, other than as the result of the Participant’s termination for Cause or the Participant’s death or Disability, the Participant may exercise his or her Option within ninety (90) days of termination, or such longer period of time as is specified in the Award Agreement or determined by the Administrator (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement) to the extent that the Option is vested on the date of termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)             Termination for Cause. If a Participant ceases to be a Service Provider as the result of the Participant’s termination for Cause or the Participant’s resignation in anticipation of a termination for Cause, the Participant may not exercise his or her Option following such termination or resignation. Unless otherwise provided by the Administrator, a Participant who is terminated for Cause, or who resigns in anticipation of a termination for Cause, will automatically forfeit his or her Option in its entirety (including any vested portion). Such forfeited Option will terminate and the Shares covered by the Option will revert to the Plan. Any determination of whether a Participant resigned in anticipation of a termination for Cause or a Participant’s employment or service is (or is deemed to have been) terminated for Cause shall be made by the Administrator in its sole discretion, which determination shall be final and binding. If, subsequent to a Participant’s termination of employment or service, it is determined by the Administrator that the Participant’s employment or service could have been terminated for Cause, the Administrator may deem such Participant’s employment or service to have been terminated for Cause, and any Option held by the Participant shall be subject to the treatment applicable following a termination for Cause, including under any recapture, clawback or similar policy of the Company as may be in effect from time to time.

(iv)             Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within one (1) year of termination, or such longer period of time as is specified in the Award Agreement or determined by the Administrator (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement) to the extent the Option is vested on the date of termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v)               Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised within one (1) year following the Participant’s death, or within such longer period of time as is specified in the Award Agreement or determined by the Administrator (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement) to the extent that the Option is vested on the date of death, by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. Unless otherwise provided by the Administrator, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

7.                  Stock Appreciation Rights.

(a)                Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)               Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to any Award of Stock Appreciation Rights.

(c)                Exercise Price and Other Terms. The per Share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a Stock Appreciation Right as set forth in Section 7(f) will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(d)               Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the terms and conditions of grant, the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Except as provided in Section 14(a), dividends shall not be paid with respect to Shares subject to a Stock Appreciation Right; provided, however, that the holder of a Stock Appreciation Right may be credited with Dividend Equivalent Rights with respect to the Shares subject to such Stock Appreciation Right to the extent set forth in the applicable Award Agreement or as otherwise determined by the Administrator from time to time, and subject to such terms and conditions as the Administrator may determine.

(e)                Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(d) relating to the maximum term and Section 6(f) relating to exercise also will apply to Stock Appreciation Rights.

(f)                 Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)                 The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)               The number of Shares with respect to which the Stock Appreciation

Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

8.                  Restricted Stock.

(a)                Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)               Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the terms and conditions of grant, the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c)                Transferability. Except as provided in this Section 8 or as the Administrator determines, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d)               Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)                Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)                 Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)               Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. In addition, Service Providers holding Shares of Restricted Stock may be credited with Dividend Equivalent Rights with respect to such Shares to the extent set forth in the applicable Award Agreement or as otherwise determined by the Administrator from time to time, and subject to such terms and conditions as the Administrator may determine. If any such dividends or distributions or Dividend Equivalent Rights are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h)               Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9.                  Restricted Stock Units.

(a)                Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(b)               Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the Administrator in its discretion.

(c)                Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)               Form and Timing of Payment. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

(e)                Rights as a Shareholder. A grantee shall not have any rights as a shareholder of the Company until and unless the grantee is issued Shares upon settlement of Restricted Share Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the units underlying his or her Restricted Share Units, subject to such terms and conditions as the Administrator may determine.

(f)                 Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

10.              Cash-Based Incentive Awards; Dividend Equivalent Rights.

(a)                The Administrator may grant Cash-Based Incentive Awards under the Plan. A Cash-Based Incentive Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Incentive Award, the amount of cash to which the Cash-Based Incentive Award pertains, the conditions upon which the Cash-Based Incentive Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Incentive Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Incentive Award shall be made in accordance with the terms of the Award and may be made in cash.

(b)               The Administrator may grant Dividend Equivalent Rights under the Plan pursuant to an Award Agreement. Dividend Equivalent Rights may be granted alone or ancillary to or otherwise in respect of any other Award. A Dividend Equivalent Right shall relate to a specified number of Shares and shall entitle the holder of the Dividend Equivalent Right to a payment in an amount equal to the amount of the dividends that would have been payable to a holder of such Shares had they been outstanding and vested during the term of the Dividend Equivalent Right. Payment of a Dividend Equivalent Right may be made in cash, Shares, other securities, other Awards or other property and may be made currently or credited to an account (which shall not bear interest) for the holder and paid at such time as the Administrator shall specify in the applicable Award Agreement. Dividend Equivalent Rights shall otherwise be subject to such terms and conditions (which may include vesting and forfeiture terms, and may provide for payment in the form of reinvestment in additional Shares) as may be set out in the applicable Award Agreement.

11.              Compliance With Code Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Code Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Code Section 409A.

12.              Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. For the purposes of the Plan, a Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13.              Transfer of Awards or Shares. Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Participant, only by the Participant (or legal representative or guardian, in the event of the Participant’s incapacity).

14.              Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a)                Adjustments. In the event that any extraordinary cash dividend or other distribution, dividend or other distribution in kind, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other similar corporate event or transaction or change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust or substitute: (i) the number and kind of Shares or other property that may be issued under the Plan or under particular forms of Awards; (ii) the number and kind of Shares or other property subject to outstanding Awards; (iii) the exercise price, grant price or purchase price applicable to outstanding Awards; and/or (iv) other value determinations (including performance conditions) applicable to the Plan or outstanding Awards. All such adjustments shall be made in good-faith compliance with Code Sections 409A, 422 and 424, as applicable.

(b)               Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c)                Change in Control. In the event of a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant’s consent. Such treatment may include, without limitation, that (i) Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices (in good-faith compliance with Code Sections 409A, 422 and 424, as applicable); (ii) upon written notice to a Participant, the Participant’s Awards will terminate upon or immediately prior to the consummation of such Change in Control; (iii) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iv) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment); (v) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 14(c), the Administrator will not be obligated to treat all Awards similarly, including all Awards held by a Participant or all Awards of the same type.

If an Option or Stock Appreciation Right is not assumed or substituted in the event of a Change in Control, the Administrator may, in its discretion, elect to accelerate all unvested Shares subject to Options or Stock Appreciation Rights that are not assumed or substituted, and, in any event, will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this Section 14(c), an Award will be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, an Award that vests, is earned or paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 14(c) to the contrary, if a payment under an Award Agreement is subject to Code Section 409A and if the change in control definition contained in the Award Agreement does not comply with the definition of “change in control event” for purposes of a distribution under Code Section 409A, then any payment of an amount that is otherwise accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Code Section 409A without triggering any penalties applicable under Code Section 409A.

15.              Tax Withholding.

(a)                Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the Participant’s FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

(b)               Withholding Arrangements. The Board, in its sole discretion and pursuant to such procedures as the Administrator may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part, by (without limitation) (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld, (iii) delivering to the Company already-owned Shares having a Fair Market Value equal to the statutory amount required to be withheld, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, or (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld. The amount of the withholding requirement will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

16.              No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company, nor will they interfere in any way with the Participant’s right or the Company’s right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

17.              Clawback/Repayment. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) Applicable Law. Further, unless otherwise determined by the Committee, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant shall be required to repay any such excess amount to the Company.

18.              Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19.              Term of Plan. Subject to Section 23 of the Plan, the Plan will become effective upon its adoption by the Board. Unless sooner terminated under Section 20, it will continue in effect for a term of ten (10) years from the later of (a) the effective date of the Plan, or (b) the earlier of the most recent Board or stockholder approval of an increase in the number of Shares reserved for issuance under the Plan.

20.              Amendment and Termination of the Plan.

(a)                Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b)               Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)                Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21.              Conditions Upon Issuance of Awards. Awards will not be granted unless the grant of such Award will comply with Applicable Laws. As a condition of the grant of an Award, the Company may require the person to whom such Award is granted to represent and warrant at the time of such grant that the grant to such person is permitted under Applicable Laws.

22.              Conditions Upon Issuance of Shares.

(a)                Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)               Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that (i) the Shares are being purchased only for investment and without any intention to sell or distribute, or offer to sell or distribute, such Shares if, in the opinion of counsel for the Company, such a representation is required and (ii) the purchase of Shares is permitted under Applicable Laws.

23.              Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

24.              Stockholder Approval. As a condition to the granting of Incentive Stock Options hereunder, the Plan must be approved by the stockholders of the Company within twelve (12) months after the 2022 Amendment Date. If such approval is not timely attained, then (a) Awards of Incentive Stock Options shall cease to be eligible for grant under the Plan, and (b) if an Award of Options designated as Incentive Stock Options was previously granted, such Options will instead be Nonstatutory Stock Options for all purposes of the Plan (and for avoidance of doubt, the Plan shall otherwise remain in full force and effect as amended on the 2022 Amendment Date). Any such stockholder approval will be obtained in the manner required under Applicable Laws.

25.              Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the British Virgin Islands applicable to contracts made and performed wholly within the State of Connecticut, without giving effect to the conflict of laws provisions thereof. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT’S RIGHTS OR OBLIGATIONS HEREUNDER.

EXHIBIT – FORM OF PAPER PROXY

PORTAGE BIOTECH INC. (Company)

Annual General Meeting

Form of proxy

Before completing this form, please read the explanatory notes attached hereto

I /We ...................................................................................................................... [PLEASE FILL IN THE SHAREHOLDER’S FULL NAME[S] IN BLOCK CAPITALS]

being a member of the Company appoint the Chairman of the Annual General Meeting of shareholders of the Company or (see note 3)

as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of the Company to be held on November 10, 2022 at 10:30 A.M., United States Eastern Standard Time and at any adjournment of the meeting.

I/We direct my/our proxy to vote on the following resolutions as I/we have indicated by marking the appropriate box with an 'X'.

If you wish to appoint multiple proxies, please see note [4] below. Please tick here if you are appointing more than one proxy: [ ]

RESOLUTIONS	For	Against	Withhold Authority to Vote
ORDINARY RESOLUTIONS
1. The election of the following persons at directors for a term of one year:
a. Dr. Ian Walters
b. Dr. Gregory Bailey
c. Mr. Steven Mintz
d. Mr. James Mellon
e. Ms. Linda Kozick
f. Mr. Mark Simon
g. Dr. Robert Glassman

2. The 2021 Equity Incentive Plan, updated and restated in January 2022, in the form attached at Exhibit A be and is approved

Signature(s)	Date

Notes

Form of proxy

As a member of the Company you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter in the box next to the proxy’s name the number of shares in relation to which they are authorised to act as your proxy. If this box is left blank they will be authorised in respect of your full voting entitlement.

Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

Appointment

A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint a proxy other than the chairman of the meeting, insert their full name in the box. If you leave this space blank, the chairman of the meeting will be appointed your proxy. Where you appoint as your proxy someone other than the chairman, you are responsible for ensuring that they attend the meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the chairman and give them the relevant instructions directly.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you may copy this form. If you are appointing more than one proxy, please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy and indicate by ticking the relevant box that the proxy appointment is one of multiple appointments being made. Multiple proxy appointments should be returned together in the same envelope.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

Voting directions

To direct your proxy how to vote on the resolutions mark the appropriate box with an "X". If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting, including a motion to adjourn.

Returning your form of proxy

To appoint a proxy using this form, the form must be:

Completed and signed;

Sent or delivered to the Company at [ADDRESS]; and

Received by the Company no later than [DATE AND TIME].

In the case of a member which is a company, this proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.]

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence. For details of how to change your proxy instructions or revoke your proxy appointment see the notes to the notice of meeting.

You may not use any electronic address provided in this proxy form to communicate with the Company for any purposes other than those expressly stated.